Exhibit 18.01
May 10, 2012

Board of Directors of Eastman Chemical Company
200 South Wilcox Drive
Kingsport, TN 37662

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2012.  Note 2 therein describes changes in accounting principles for pension and other postretirement benefits and inventory costing.  It should be understood that the preferability of one acceptable method of accounting over another for pension and other postretirement benefits and inventory costing has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that these changes in accounting principles are preferable.  Based on our reading of management’s stated reasons and justification for these changes in accounting principles in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the changes, we concur with management that such changes represent, in the Company’s circumstances, the adoption of preferable accounting principles in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2011.  Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting changes.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

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